[redacted]

09055597

ABK 3/2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44998

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Columbia Management Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Center
(No. and Street)

Boston (City) MA (State) 02111-2621 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allen Bednarz 617-434-6012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
(Name – *if individual, state last, first, middle name*)

125 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

SEC Mail Processing Section
FEB 25 2009
Washington, DC
101

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Allen Bednarz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Columbia Management Distrubtors, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Treasurer & Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Columbia Management Distributors, Inc.
(A wholly-owned subsidiary of Columbia Management Advisors, LLC)
Index to Statement of Financial Condition
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Board of Directors and Stockholder of
Columbia Management Distributors, Inc.
(A wholly-owned subsidiary of Columbia Management Advisors, LLC)

We have audited the accompanying statement of financial condition of Columbia Management Distributors, Inc. (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Columbia Management Distributors, Inc. as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 23, 2009

Columbia Management Distributors, Inc.
(A wholly-owned subsidiary of Columbia Management Advisors, LLC)
Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 451,589,780
Cash segregated under federal regulations	13,640
Receivables	
Distribution and service fees	33,840,071
From affiliates	16,183,316
Program manager fees	188,639
Deferred sales commissions, net of accumulated amortization of $7,356,948	4,041,074
Deferred tax asset, net	742,586
Other assets	495,938
Total assets	$ 507,095,044
Liabilities and Stockholder's Equity	
Liabilities	
Service fees payable to brokers and dealers	26,545,586
Payables to affiliates	11,343,804
Accounts payable and accrued liabilities	8,552,429
Accrued taxes payable	3,209,658
Total liabilities	49,651,477
Stockholder's Equity	
Common stock, no par, stated value $1; authorized - 200,000 shares; issued and outstanding - 100 shares	100
Additional paid-in capital	112,756,392
Retained earnings	344,687,075
Total stockholder's equity	457,443,567
Total liabilities and stockholder's equity	$ 507,095,044

The accompanying notes are an integral part of this financial statements.

1. Organization and Operations

Columbia Management Distributors, Inc. (the "Company") is incorporated in the Commonwealth of Massachusetts and is a wholly-owned subsidiary of Columbia Management Advisors, LLC (the "Parent"), a Delaware limited liability company. The Company is registered as a broker-dealer pursuant to the Securities Exchange Act of 1934 and applicable state securities statutes and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation and the Municipal Securities Rulemaking Board. The Parent is a subsidiary of Columbia Management Group, LLC ("CMG"). CMG is a wholly-owned subsidiary of Bank of America, N.A. ("BANA"), which is an indirect wholly-owned subsidiary of Bank of America Corporation ("the Corporation").

The Company is the distributor of the Columbia Family of Mutual Funds (the "Funds"), which are registered investment companies (or series thereof) under the Investment Company Act of 1940, as amended. The Funds are managed by affiliates and include many portfolios, including equity, balanced, money market, and fixed income, which are structured as domestic open and closed-end funds, fund of funds and variable annuity portfolios. In connection with the merger of BANA and United States Trust, Inc., the funds of the Excelsior Family of Funds, which were registered investment companies, were either merged into Columbia funds or re-domiciled to the Columbia Family of Mutual Funds during 2008. The Company is also the plan administrator for the program management services to the State of South Carolina's College Investing Program.

2. Summary of Significant Accounting Policies

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from such estimates.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of ninety days or less including demand deposits and investments in money market funds managed by affiliates. At December 31, the Company had $16,488,665 held in demand deposits and $435,101,115 invested in money market funds.

Cash Segregated Under Federal Regulations

Cash of $13,640 is segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

Fair Value of Financial Instruments
The Company determines the fair market value of financial instruments based on the framework defined by Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157") issued by the Financial Accounting Standards Board ("the FASB"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 establishes a three level hierarchy for fair value measurements based upon the transparency of the inputs of an asset or liability as of the measurement date. The three levels of fair value hierarchy under SFAS 157 are:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not considered to be active or financial instruments for which all or significant inputs are observable, either directly or indirectly;

Level 3: Prices or valuations that require inputs that are both significant to the fair value and unobservable.

At December 31, 2008, the Company measured the fair value of all financial instruments, which consists of money market funds managed by affiliates, using quoted prices in active markets.

Deferred Sales Commissions
Sales commissions paid to brokers and dealers in connection with the sale of Class C and E fund shares are capitalized and amortized on a straight-line basis over one year which is the maximum period the shareholder is subject to a contingent deferred sales charge ("CDSC") or early withdrawal charge.

Commissions and Fees
The Company receives distribution plan fees and shareholder servicing fees for providing certain distribution services for designated classes of the Funds' shares. Shareholder servicing includes providing general shareholder liaison services, responding to customer inquiries and providing other similar services. Shareholder servicing and distribution plan fees are based on a percentage of the average net assets of the Funds and are recognized in the period earned. Commissions and fees reallowed to brokers, dealers and affiliates represent fees remitted to affiliate and third party intermediaries for their performance of shareholder administration and servicing. Fees are recognized in the period incurred.

Dealer Support Arrangements
The Company has entered into arrangements with various affiliates and third party financial service firms to be compensated for and to compensate them for the administration and servicing of investments in, or selling arrangements related to, the Funds. Fees received and paid pursuant to these arrangements are calculated at a contractual rate based on sales and or a percentage of the average net assets of the Funds and are recognized in the period in which they are earned or incurred.

Income Taxes
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") as interpreted by FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" (FIN 48), resulting in two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. These gross deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because of future reversals of temporary differences in the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements.

Under FIN 48, income tax benefits are recognized and measured based upon a two-step model: 1) a tax position must be more-likely-than-not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest dollar amount of that position that is more-likely-than-not to be sustained upon settlement. The difference between the benefit recognized for a position in accordance with this FIN 48 model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit ("UTB"). The Company accrues income-tax-related interest and penalties (if applicable) within income tax expense.

The Company's operating results are included in the consolidated federal income tax return of the Corporation. The method of allocating federal income tax expense is determined under a tax allocation agreement between the Company and the Corporation. This allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method, taking into account tax planning strategies and the tax position of the consolidated group.

3. Related Party Transactions

Cash and cash equivalents include demand deposits of $16,488,665 held with BANA and investments of $435,101,115 in money market mutual funds managed by affiliates.

The related receivables from affiliated funds for distribution plan fees and shareholder servicing fees totaled $33,840,071 and are expected to be settled in the normal course of business.

Under a Distribution Services Agreement, the Company provides distribution and sales-related services to the Parent for which the Parent pays the Company a monthly fee approximating 105 percent of the Company's net expenses, as defined in the agreement.

The Parent also provides certain services to shareholders of mutual funds managed by the Parent and affiliates on behalf of the Company. The Company pays the Parent for such services an amount equal to the difference between service fees collected from the Funds and the amount paid to third-party broker-dealers and to affiliates.

3. Related Party Transactions (continued)

The Company has an arrangement with the Parent, whereby the Parent advances to the Company funds on a daily basis to pay commissions to third-party brokers and dealers for sales of Class B and F fund shares of back-end load mutual funds managed by the Parent and affiliates. In consideration for this funding, the Company sells to the Parent the Company's asset derived from the Class B and F fund share commissions. As a result, the Parent is entitled to receive from the Company all asset-based distribution plan fees and all CDSC related to Class B and F fund shares received by the Company.

The Company has dealer support arrangements with affiliates, in which the affiliates provide distribution and shareholder administration services to the Company. Conversely, the Company has dealer support arrangements with affiliates, in which the Company provides distribution and shareholder administration services to the affiliate.

Columbia Management Services, Inc. ("CMSI") is an affiliate of the Company and transfer agent for the Funds managed by the Parent and affiliates, and pays, on the Company's behalf, all commissions and service fees required to be paid by the Company to broker-dealers who sell fund shares. CMSI also collects and pays over to the Company all CDSC fees upon redemption of fund shares.

Additionally, CMSI retains certain unaffiliated and affiliated entities ("Sub-Transfer Agents") pursuant to written agreements to render certain shareholder recordkeeping and related administrative services for the funds for which CMSI pays certain subaccounting fees. As a result, the Company receives substantial benefits from the arrangements between CMSI and the sub-transfer agents. As such, CMSI and the Company operate pursuant to a Sub-Transfer Agency Reimbursement Agreement, whereby the Company pays CMSI, with respect to each sub-transfer agent who receives a subaccounting fee from CMSI, an annual amount equal to the difference between the annual subaccounting fee paid by CMSI to the sub-transfer agent and up to fifteen basis points applied on average net assets of the Funds upon which the subaccounting fee is based.

4. Income Taxes

As of December 31, 2008, the Company had accrued taxes payable of $3,209,658 and a deferred tax asset of $742,586. The net asset is primarily comprised of differences between the financial and tax accounting treatment of employee benefits.

Goodwill and intangibles, recognized by CMG in the Corporation's November 1, 2001 acquisition of the asset management segment of Liberty Financial Companies, Inc., has been allocated to the Company and the other entities acquired for tax purposes only. Due to differences in the book and tax treatment of amortization for these goodwill and intangible amounts, the Company derives a tax deduction and related benefit from this allocation. While the tax deduction does not give rise to a deferred tax to the Company, the tax benefit has been recognized as a capital contribution from its Parent of $1,534,735.

4. Income Taxes (continued)

Under the provisions of FIN 48, the Company had no UTB's at December 31, 2008. During the year ended December 31, 2008, there were no increases, decreases, settlements or expirations of statutes of limitations affecting the UTB balance.

The Company is included in the Corporation's federal income tax returns. The Corporation is expected to execute a closing agreement with the IRS in 2009 with respect to the audit of the 2000 through 2002 tax years. The resolution of these audits is not expected to impact the Company's UTB balance. The Corporation's federal income tax returns, which include certain entities that have merged into the Company, for the years 2003 through 2005 are currently under examination by the IRS. Management does not expect these matters to be concluded within the next 12 months. In addition, the federal income tax returns of FleetBoston Financial Corporation, which include the Company, are currently in the Appeals process with the IRS for the years ended 1997 through 2000 and are under examination for the years 2001 through March 31, 2004. It is reasonably possible these audits will be concluded during 2009. The final determination of these audits may result in future income tax expense to the Company. All tax years subsequent to the above years remain open to examination.

During the year ended December 31, 2008, the Company recognized no interest and penalties within income tax expense. As of December 31, 2008, the Company had no accrual for interest and penalties that relate to income taxes.

5. Employee Benefits

The Company participates in the qualified retirement plan of the Corporation which covers substantially all full-time, salaried employees and certain part-time employees. The Company's employees are eligible to participate in a contributory profit-sharing and 401(k) plan sponsored by BANA.

All employees of the Company are also covered under a cash incentive plan which provides incentive awards based on the extent to which performance objectives are met. Unpaid incentives at December 31, 2008 totaled $1,166,498 and are included on the Statement of Financial Condition in accounts payable and accrued liabilities.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) 123R, "Share-based Payment", which establishes a fair value based method of accounting for stock-based compensation.

As a result of the Company replacing Stephens, Inc. ("Stephens") as the distributor of the Funds on January 1, 2003, many employees of Stephens became employees of the Company during 2003. In order to provide the former Stephens' employees with a comparable incentive opportunity in replacement of their forfeited Stephens stock option awards, the Company provided certain former Stephens associates with stock appreciation rights, as set forth in a Stock Appreciation Rights Agreement.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, not exceed 15 to 1.

As of December 31, 2008, the Company had net capital for this purpose of $393,249,921 which was $389,939,823 in excess of its minimum net capital requirement of $3,310,098. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2008 was 0.13 to 1.

7. Commitments and Contingencies

In the ordinary course of business, the Corporation and the Company are routinely defendants in or parties to many pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. Certain of these actions and proceedings are based on alleged violations of consumer protection, securities, environmental, banking, employment and other laws. In certain of these actions and proceedings, claims for substantial monetary damages are asserted against the Corporation and the Company.

In the ordinary course of business, the Corporation and the Company are also subject to regulatory examinations, information gathering requests, inquiries and investigations. As a registered broker/dealer, the Company is subject to regulation by the SEC, the FINRA, the New York Stock Exchange and state securities regulators. In connection with formal and informal inquiries by those agencies, the Company receives numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of its regulated activities.

In view of the inherent difficulty of predicting the outcome of such litigation and regulatory matters, particularly where the claimants seek very large or indeterminate damages or where the matters present novel legal theories or involve a large number of parties, the Corporation and the Company cannot state with confidence what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be.

In accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies", the Corporation and the Company establish reserves for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. When loss contingencies are not probable and estimable, the Corporation and the Company do not establish reserves. Based on current knowledge, management does not believe that loss contingencies, if any, arising from pending litigation or regulatory matters will have a material adverse effect on the consolidated financial position or liquidity of the Corporation or the Company, but may be material to the Corporation's and the Company's operating results for any particular reporting period.

Columbia Management Distributors, Inc.

(A wholly-owned subsidiary of Columbia Management Advisors, LLC)

Statement of Financial Condition

December 31, 2008

(With Report of Independent Auditors' Report)